SCHEDULE I

MUBASHIR MUKADAM

Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
c/o Blantyre Capital Limited 2nd Floor East, Carrington House 123-130 Regent Street London SW1Y 6LX United Kingdom	Director	Blantyre Capital Limited; Investment Advisor	United Kingdom